Exhibit 99.1

GYMCL Increases Ownership in YC Europe

SINGAPORE, February 1, 2019 /PRNewswire/ -- China Yuchai International Limited (NYSE: CYD) ("China Yuchai" or the "Company") a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited ("GYMCL"), announced today that GYMCL has increased its equity ownership in its subsidiary YC Europe Co., Limited (“YC Europe”) to 75.0% from 67.5%.

GYMCL has purchased the 225,000 ordinary shares of YC Europe owned by Heinz Norbert Schuchert (“HNS”), representing a 7.5% equity ownership, for a total consideration of 225,000 Euros comprising:

•	15,000 Euros paid by GYMCL to HNS; and
•	210,000 Euros paid by GYMCL to YC Europe being payment of HNS’ outstanding contribution to the registered capital of YC Europe.

The said consideration is funded by GYMCL’s internal funding. YC Europe was incorporated in April 2015 to market off-road engines (excluding marine engines) in Europe.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited ("GYMCL"), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2017, GYMCL sold 367,097 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company's operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward looking statements are applicable only as of the date it is made and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com